SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

GREEN TECHNOLOGY SOLUTIONS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

393422100
(CUSIP Number)

Juergen Krause
Paradigm Capital Corporation
RRE Commercial Center, Majuro Marshall Islands 96960
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393422100
1	NAME OF REPORTING PERSON Paradigm Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 393422100
1	NAME OF REPORTING PERSON Juergen Krause
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,000,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of Green Technology Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer are located at 2880 Zanker Road, Suite 203, San Jose, California 95134.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Juergen Krause and Paradigm Capital Corporation (“PCC”). PCC is incorporated in the Marshall Islands. Mr. Krause is the Sole Shareholder of PCC. As the Sole Shareholder of PCC, in which capacity he has voting and/or investment power over the shares of Common Stock held by PCC, Mr. Krause may be deemed to beneficially own the Common Stock held by PCC.

PCC has its principal offices at RRE Commercial Center, Majuro Marshall Islands 96960.  As its principal business, PCC is engaged in investing.

(d) - (e) Neither Mr. Krause nor PCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. Neither Mr. Krause nor PCC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) Mr. Krause is a German citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 18, 2010, the holder of a 10% Subordinated Convertible Note due March 31, 2013 (the “Note”) assigned a portion of that note consisting of principal in the amount of $150,000 to PCC.  On November 22, 2010, PCC exercised its option to convert the principal of $150,000 on the Note into 15,000,000 shares of Common Stock in accordance with the conversion terms of the Note.

ITEM 4.  PURPOSE OF TRANSACTION

PCC acquired its shares of Common Stock for investment purposes.

Other than as indicated in this Schedule 13D, neither Mr. Krause nor PCC has any present plans or proposals which relate to or would result in any of the following (although each reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer‘s charter or bylaws or other actions which may impede the acquisition of the control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any actions similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  (i) Mr. Krause is the beneficial owner of 15,000,000 shares of Common Stock, representing approximately 99.1% of the outstanding Common Stock, as a result of his position as Sole Shareholder of PCC.

(ii) PCC is the record owner of 15,000,000 shares of Common Stock, representing less than 99.1% of the outstanding Common Stock of the Issuer. Mr. Krause, as the Sole Shareholder of PCC, in which capacity he has voting and/or investment power over the shares of Common Stock held by PCC, may be deemed to beneficially own the shares of Common Stock held by PCC.

(b)  Mr. Krause has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the 15,000,000 shares of Common Stock beneficially owned by him. Each of Mr. Krause and PCC may be deemed to hold shared power to vote and dispose of the 15,000,000 shares of Common Stock held by PCC and described above in Item 5(a)(ii).

(c) No trades were made by Mr. Krause or PCC of shares of Common Stock of the Issuer within the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons entered into the Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of December 10, 2010, among Paradigm Capital Corporation and Juergen Krause

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

By:	/s/ Juergen Krause
Juergen Krause

Paradigm Capital Corporation

By:	/s/ Juergen Krause
Name: Juergen Krause
Title: Sole Shareholder